UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                April 4, 2019

  By E-Mail

  Andrew M. Freedman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

          Re:     Gannett Co., Inc.
                  Definitive Additional Materials on Schedule 14A filed by MNG Enterprises,
                    Inc., et. al.
                  Filed on April 2, 2019
                  File No. 001-36874

  Dear Mr. Freedman:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Definitive Additional Soliciting Materials
  Item 1. Press Release dated April 2, 2019

  1. We note your references to historical financial results without the clarification you made in your proxy statement in response to comment 6 in our March 21, 2019 letter. Please revise.

  2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statement that you are offering "speed and certainty" in connection with your offer.

  3. With a view toward revised disclosure, state whether Oaktree is willing to finance your offer, in part or in full, or whether Oaktree is solely evaluating your credit worthiness for purposes of the proposed transaction.

  4. We note your references to the Gannett board as "delusional" and to Gannett offering
          "just a bunch of misleading statistics." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In
 Andrew M. Freedman
Olshan Frome Wolosky LLP
April 4, 2019
Page 2

      this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

5. We note your disclosure that "Not voting is the same as voting against the transaction."
      Please revise your disclosure to clarify it. For example, explain (i) why a vote on the election of directors is related to a vote on a proposed transaction, and
(ii) given the
      plurality voting standard applicable to the upcoming election of directors, how not voting will have an impact on the election of directors.

      Please direct any questions to me at (202) 551-3619.

                                                           Sincerely,

                                                           /s/ Daniel F.
Duchovny
                                                           Daniel F. Duchovny
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions